Exhibit 4.14

Summary of Agreement

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew Agreement, and is designated solely for the purpose of providing a general presentation of such Agreement.

On April 2, 2023, Medigus Ltd. (the “Investor”) entered into an agreement (the “Agreement”) with Metagramm Software Ltd. (the “Company”) and others (the “Shareholders”).

1.	Main Transaction

The Company shall allocate ordinary shares with par value of NIS 0.001, to the Investor, free of any encumbrances. Following the allocation, the Investor will own 19.99% of the Company's outstanding capital on fully diluted basis. The Investor will allocate it’s Ordinary Shares valued at $250,000 USD to the Company, subject to terms of the Agreement and applicable law (the “Investor Shares”). Price will be based on the average market price over the 30 trading days before the signing. The Investor will make all efforts to allocate these shares to the Company no later than 30 days after completion. The Investor will provide the Company with an Owners loan of $250,000 USD. The Shareholders will provide the Company with a loan of $125,000 USD. The Company commits not to sell any Investor Shares for 6 months following the allocation and will not sell shares of the Investor exceeding 10% of the daily trading volume in any single trading day of the Investor.

2.	Representations and Warranties of the Company

The Company was duly incorporated on January 6, 2022, and is in good standing under the laws of the State of Israel, operates in compliance with all applicable laws and regulations, and is not undergoing liquidation, dissolution, or insolvency proceedings. The registered share capital of the Company is 10,000,000 shares, with par value of NIS 0.001 per share. The issued share capital is composed of 533,400 shares, distributed amongst the Shareholders. The Company’s shares are properly issued, fully paid, and free from any claims or encumbrances. No third-party has any options, rights, or interests in the Company’s shares, but for Greener’s Repurchase Agreement. The Company has no active liens other than a lien on its line of credit, no guarantees by third parties, has no brokerage agreements, not any rights in competitors businesses, did not acquire any kind of insurance policy, does not hire freelancers, and has no restriction executing this Agreement. The Company has full power and authority to conduct its business. The Company is the sole owner if its product, and own no other assets. The Company has valid rights to all its intellectual property, including assets acquired from Tectona Ltd. The Company is not involved in any legal actions or disputes.

3.	Representations and Warranties of the Shareholders

The Shareholders, jointly and severally, confirm that the representations in Section 2 are true and complete. Each Shareholder has full authority to sign and fulfill obligations under the Agreement.

4.	Representations and Warranties of the Investor

The Investor confirms that it is a publicly traded company, registered in Israel, whose shares trade on NASDAQ, operating in compliance with NASDAQ rules and without bankruptcy proceedings. Its engagement in this Agreement does not breach any legal or contractual obligations, and it has the authority, financial resources, and expertise to fulfill its commitments. Execution of due diligence by the Investor does not diminish its rights under this Agreement.

5.	Loan Placement, Execution of Pilot and Profit Distribution

Upon completing the issuance of Company shares to the Investor, a $250,000 USD loan with a 6% annual interest rate (the “Investor Loan”) will be provided to the Company in three equal installments. Shareholders will encumber their shares, and the Company will encumber its rights to receipts in favor of the Investor. The Company shall use the proceeds of the Investor Loan solely to fund the pilot (the “Pilot”) it is conducting with its product. If the Investor, after advising with the Board of Directors of the Company, is of the opinion that additional funding is required to continue the Company’s operations, it will notify the Shareholders that additional funding is required (the “Funding Notice”). Upon receipt of the Funding Notice, the Shareholder shall extend a loan to the Company (the “Shareholders’ Loan”), to be repaid upon: 1) the Investor has been paid back the Investor Loan, including interest or 2) if, per the Company’s audited financial statement, the Company has made a pure profit. In order to ensure repayment of the Investor Loan: 1) the Shareholders have placed a lien in favor of the Investor on the entirety of their holdings in the Company and 2)the Company will place a lien in favor of the Investor on all of its rights to royalties. The Investor Loan and the Shareholders’ Loan will each bear interest at a rate of 6% a year. The Company will pay back the Investor loan if the Pilot is successful, as defined in the Agreement, and the Investor Loan, and its interest, will be repaid in eight (8) quarterly installments beginning on the first day of the third year after the extension of the Investor Loan. If the Pilot is not successful, as defined in the Agreement, the Company will repay the entirety of the Investor Loan in monthly installments of the higher of: (1) $10,000 per month or (2) 60% of the Company’s revenue in the relevant month. In the event that after 15 months from the date of signing of the Agreement the Pilot has not been deemed as successful, as defined in the Agreement, the Investor will have the right to demand from the Company to perform the following: 1) Issuance by the Company of additional shares in the Company (the “Additional Issuance”), such that after the additional issuance the Investor will hold 31.25% of the Company on a fully diluted basis; the Investor shall not be required to give consideration for the Additional Issuance; or 2) The Company will not allocate shares to the Investor and the Investor will remain a shareholder in the Company. In the event the Company chooses the Additional Issuance, the Company and the Shareholders shall be entitled to give notice to the Investor that they are interested in acquiring all of the Investor’s holdings in the Company, including interest; additionally, the Shareholders will pay the Investor $250,000 (for a sum total $500,000), and in return the Investor shall transfer its holdings in the Company to the Shareholders. Starting in 2026, the Company will distribute at least 33% of annual profits to the Shareholders and the Investor.

6.	Replacement of the Company’s Articles of Association

Upon signing of the Agreement, the Shareholders will approve new Articles of Association that establish restrictions on share transfers, board decision-making, and other rights during a three-year – “restricted period”.

7.	Board of Directors; Management of the Company; Decision Making in the Company

As of the date of signing of the Agreement, the Company’s board will consist of two directors, with the Investor gaining the right to appoint one upon holding 25% or more of Company’s share capital. The Investor can also appoint an observer from signing, granting them full participation in board meetings and access to Company information. Decisions are made by simple majority, but certain matters require Investor or Investor’s director consent: (1) Change or add Company activities, (2) fundraising or share allocation below the Investor’s investment value basis, (3) officers’ personal interests or related parties transactions, (4) public capital raising, (5) Company guarantees exceeding NIS 500,000, (6) sale or transfer of Company assets, (7) employment of Shareholders’ relatives, (8) amendments to the Articles of Association affecting Investor’s investment value basis, (9) establishment of subsidiaries or reorganization , and (10) appointment, termination, or terms of the CEO or other officers.

8.	Indemnification

The Shareholders and Company jointly and severally agree to indemnify the Investor for any damages, costs, expenses, losses, or direct payments incurred as a result of certain events as listed in the Agreement.

9.	Confidentiality

Each party agrees to keep confidential information received from another party and not disclose it to third parties without prior written consent, except as required by law.

10.	Intellectual Property

The Parties may not use, sell, transfer, or allow use of the Company’s intellectual property rights without the written consent of the Company’s Board of Directors. The Shareholders confirm that they have transferred all related intellectual property rights to the Company and waive any claims against the Company related to these rights.

11.	Non-competition; No solicitation

The Shareholders agree to abstain from the following while holding Company shares and for one year after ceasing to hold shares: (1) not to compete with the Company or engage in related activities, directly or indirectly; (2) soliciting any of the Company’s customers to cease or change their engagement with the Company; and (3) contacting or soliciting any of the Company’s employees to end their engagement with the Company.

12.	Information rights

The Company will provide the Investor with audited financial statements quarterly and annually once the Investor holds at least 20% of the Company's shares, that could be disclosed to third parties.

13.	Dispute resolution

Disputes will be resolved through mediation by a mutually agreed mediator. If unresolved within 30 days, parties may seek resolution in Tel Aviv courts under Israeli law.

14.	Assignment

Shareholders agree not to transfer this agreement, its rights, or obligations without the Investor’s written consent. The Investor can transfer its rights to a wholly owned subsidiary by notice to Company.

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